October 30, 2009
Via Facsimile
and Via EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 19, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed July 30, 2009
File No. 001-06903
Dear Ms. Cvrkel,
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the quarter ended June 30, 2009 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated October 22, 2009.
The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments.
Annual Report on Form 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Liquidity and Capital Resources, page 25
Off Balance Sheet Arrangements, page 27
1.	SEC Comment: We refer to your incorporation by reference of Note 4 to the financial statements. Given that note 4 discloses detail concerning railcar leasing, it is unclear which transaction(s) meet the definition of off balance sheet arrangements under paragraph (A) (4) (ii) of Item 303 of Regulation S-K. In this regard, please clarify for us and revise your disclosure in future filings to clearly identify for a reader of your filing all relevant and material off balance sheet arrangements as required by Item 303 of Regulation S-K.

Response: The incorporation by reference in the Off Balance Sheet Arrangements sub-heading in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operation relates to the discussion in Note 4 of a series of financing transactions completed by the Leasing Group whereby railcars were sold to one or more separate independent owner trusts (“Trusts”). Each Trust financed the purchase of the railcars with a combination of debt and equity and, in each transaction, the equity participant is considered to be the primary beneficiary of the Trust. The Leasing Group leased railcars from the Trusts under operating leases with terms of 22 years and subleased the railcars to independent third party customers under shorter term operating rental agreements. The details of these transactions, including the future operating lease obligation and the future minimum rental revenues related to these Trust railcars, are provided in Note 4 on page 49 of the Annual Report on Form 10-K for the year ended December 31, 2008.

In the Company’s Form 10-Q for the quarter ended September 30, 2009, the Company has added an identifier of Off Balance Sheet Arrangements, for this portion of Note 4. Additionally, the following sentence was added to the off balance sheet transaction portion of Note 4, to better clarify these transactions for the reader.

“In each transaction, the equity participant in the Trust is considered to be the primary beneficiary of the Trust and therefore, the debt related to the Trust is not included as part of these consolidated financial statements.”

The Company has also included a reference to Note 5, Equity Investment, in the Off Balance Sheet Arrangements discussion in the Liquidity and Capital Resource section of Management Discussion and Analysis of Financial Condition and Results of Operations to make certain the reader is aware of the Company’s equity investment in TRIP Rail Holdings LLC. We believe these additions will clearly identify for a reader of our filings all relevant and material off balance sheet arrangements as required by Item 303 of Regulation S-K.

The Company will include these revisions in all future filings.
Notes to Consolidated Financial Statements, page 40
Note 4 — Railcar Leasing and Management Service Group
2.	SEC Comment: We note from your disclosure at the top of page 49 that equipment consists primarily of railcars leased by third parties and that the Leasing Group purchases equipment manufactured by Trinity’s rail subsidiaries and enters into lease contracts with third parties with terms generally ranging between one and twenty years. In this regard, please clarify for us and in future filings whether any of the operating lease contracts contain non-level fixed rental payments and if so, how such payments are recognized within your financial statements. If revenues are recognized on an other than straight-line basis, please explain why management believes such revenue recognition is appropriate and provide us with the accounting guidance you relied upon in determining your accounting treatment.

Response: The Company has an immaterial amount of non-level leases that are recognized as invoiced and earned. The incremental increase to revenue for these leases, if revenue was recognized on a straight-line basis, is less than 1% of consolidated revenue and operating profit for the three months ended September 30, 2009. Additionally, if an inception-to-date correction was made for the year ended December 31, 2008, the adjustment would be less than 1% of the 2008 consolidated revenues and operating profit and would be less than 0.5% of total assets.

In the future, the Company will continue to monitor these non-level leases and appropriately recognize the related revenue if they become material.
Note 11, Other, Net, page 57
3.	SEC Comment: We note that you classify the gains and losses from sales and disposals of assets as a component of other, net (income) expense. Please revise future filings to reflect these amounts as components of operating income. Refer to the guidance outlined in paragraph 25 and 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.

Response: Beginning with the Company’s Form 10-Q for the quarter ended September 30, 2009, the gains and losses from sales and disposals of assets have been reclassified to reflect these amounts as components of operating income for all periods presented. These amounts have been included in the total cost of revenues component of operating costs. Due to the immateriality of these amounts, the Company has not created the separate category, other general expenses, as discussed in SAB Topic 13 footnote 68. Should these gains or losses become material; the Company will create a separate category of other general expenses.

The Company has also added the following wording to Note 3, Segment information, describing the inclusion of this revision to the individual segments.

“Gains and losses from the sale of property, plant, and equipment related to manufacturing, except for the concrete and aggregates operations, are recorded in cost of revenues of the All Other segment. Gains and losses from the sale of property, plant, and equipment for the Railcar Leasing and Management Services Group and the concrete and aggregates operations included in the Construction Products Group are recorded in cost of revenues of these respective segments because the assets in these two groups are dedicated to these specific operations. All other property, plant and equipment can be and has been utilized by multiple segments.”

The Company will include this information in all future filings.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2009
Notes to Consolidated Financial Statements (unaudited). Page 6
Note 9. page 16
4.	SEC Comment: In future filings, please revise to disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined, the amount by which the instrument’s if-converted value exceeds its principal amount, and the information about the derivative transactions entered into in connection with the issuance of such notes, if applicable. Refer to paragraph 32 of FSP APB 14-1.

Response: The Company has revised the Note related to Debt, Note 10, in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. The revised note includes the following changes.

“At September 30, 2009, the Convertible Subordinated Notes were convertible at a price of $51.84 per share resulting in 8,680,556 issuable shares. As of September 30, 2009, if the Convertible Subordinated Notes had been converted, no shares would have been issued since the trading price of the Company’s common stock was below the conversion price of the Convertible Subordinated Notes. The Company has not entered into any derivatives transactions associated with these Notes.”

The Company will include these revisions in all future filings.
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the staff comments or changes in response to staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-589-2593.
Very truly yours,

/s/ William A. McWhirter II

William A. McWhirter II
Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace — Chairman, Chief Executive Officer, and President
Leldon E. Echols — Trinity Industries, Inc. Audit Committee Chairman
S. Theis Rice — Vice President, Chief Legal Office
Mary E. Henderson — Corporate Controller, Principal Accounting Officer